Part II

Item 1: <u>Broker-Dealer Operator Trading Activities on the ATS</u>

Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

For purposes of this document, the term "Institutional Client" shall mean "institutional Account," as that term is defined under FINRA Rule 4512(c).

For the purposes of this document, unless otherwise noted, the term "order(s)" shall mean order types offered in the Cortex ATS and desfribed in part III, Item 7(a).

1. Prime Services and Financing ("PS&F") Global Execution Services Americas: Low touch sales trading focusing primarily on executing orders via algorithmic trading, smart order routing and direct market access in listed cash equity products and options for institutional clients. MPID:BNPS. Order Capacity: Agency. 2. Equities and Derivatives ("EQD") Delta 1 Forwards Trading Americas: Provides liquidity in synthetic products (swaps, futures, forwards, options, synthetic forwards, ETFs/ETNs, certificates, and notes) for institutional clients. The desk hedges the market risk and financial resources associated with these transactions with various financial instruments, including stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 3. EQD Convertible Securities Trading Americas: Provides liquidity to facilitate institutional client demand in cash equity, fixed income, and convertible securities. The desk hedges the market risk and financial resources associated with these transactions with stocks/indices, CDS/indices, bonds, recovery CDS Swaps, options, interest rate products (e.g., Eurodollar, Treasury Futures), and other volatility instruments. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 4. EQD Index Trading Americas: Provides liquidity and executes derivative transactions (swaps, options, futures, forwards, etc.) with institutional clients on customized products linked to index underlyings. The desk also responds to requests for quotes from clients to buy or sell derivatives linked to U.S. equity indices. Furthermore, the desk trades customized and/or structured derivative products with institutional clients in response to their needs for capital protection, yield and diversification. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 5. EQD Stock Exotics Americas: Provides liquidity in customized and exotic products to institutional clients using various issuance vehicles. The desk responds to requests for quotes from clients, providing liquidity to buy or sell OTC derivatives and other products presenting non-vanilla features. The desk hedges market risk and financial resources associated with these transactions using a combination of stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 6. EQD Stock Flow Americas: provides liquidity, responds to requests for quotes, and executes derivative transactions with institutional clients on U.S. single stocks and ETFs. The desk hedges market risk and financial resources associated with these transaction using a combination of stocks and options. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 7. ~~EQD ETF~~ / High Touch Cash Trading Americas: Provides liquidity t institutional clients in cash equities and ETFs. The desk hedges market risk and financial resources associated with these transactions using baskets of stocks, ADRs, and various exchange-traded derivatives, including futures. This may also include order flow from the BDO's

Central Risk Book. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 8. EQD Automated Market Making - Options Americas: Provides liquidity to the public markets by posting two sided quotes in exchange listed options referencing the S&P 500 index. MPID: BNPS. Order Capacity: Principal. 9. PS&F Prime Services Sales and Trading Americas: Effects transactions in long and short swaps to assist institutional clients in achieving leverages returns of single stocks and/or target indices/ETF. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 10. Fixed Income and Currencies Americas: Focus primarily on executing orders, providing liquidity and carrying inventory to facilitate client demand in foreign exchange, rates, credit, and emerging markets debt, convertible securities, equities, and options for institutional clients. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 11. Central Risk Book MPID: BNPS. Order Capacity: Principal.

Item 3: <u>Order Interaction with Broker-Dealer Operator; Affiliates</u>

Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

 Yes ○ No

Subscribers can opt out of interacting with the BDO's principal orders (this may also include order flow from the BDO's Central Risk Book) in the ATS by requesting to opt out of interacting with the counterparty type or "Principal" (as defined in Part III, Item 13). BDO counterparty types include Agency and Principal. Subscribers may request to opt out of the BDO's principal orders in the ATS by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. Subscribers cannot opt out of orders from the Agency counterparty type. Further information on counterparty types can be found in Part III, Item 13.